SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549




                          SCHEDULE 13G

            under the Securities Exchange Act of 1934

                       (Amendment No. 5)




                         AUTOZONE, INC.
                        (Name of Issuer)



             COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (Title of Class of Securities)



                          053332-10-2
                         (CUSIP Number)




Check the following box if a fee is being paid with this statement.[ ]
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

                              13G

CUSIP No. 053332-10-2

1.        Name of reporting person.  S.S. or I.R.S.
Identification Nos. of Above Persons:
          Joseph R. Hyde, III      ###-##-####

2.        Check the Appropriate Box if a Member of a Group:
      (a)  [  ]
      (b)  [  ]

3.        SEC Use Only

4.        Citizenship or Place of Organization:
     USA

Number of Shares Beneficially Owned by Each Reporting Person with:

5.        Sole Voting Power
          11,234,946

6.        Shared Voting Power:
          1,105,000

7.        Sole Dispositive Power:
          11,234,946

8.        Shared Dispositive Power:
          1,105,000

9.        Aggregate Amount Beneficially Owned by Each Reporting
Person:
     12,339,946

10.       Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:     [  ]

11.       Percent of Class Represented by Amount in Row 9:
          8.2%

12.       Type of Reporting Person
     IN

Item 1(a).  Name of Issuer:

     AutoZone, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     123 South Front Street, Memphis, Tennessee 38103

Item 2(a).  Name of Person Filing:

     Joseph R. Hyde, III

Item 2(b). Address of Principal Business Office or, if none, residence:

     123 South Front Street, Memphis, Tennessee 38103

Item 2(c).  Citizenship:

     USA

Item 2(d).  Title of Class of Securities:

     Common Stock, Par Value $.01 Per Share

Item 2(e).  CUSIP Number:

     053332-10-2

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

     Not Applicable

Item 4.  Ownership.

     (a)  Amount beneficially owned:

          12,339,946

     (b)  Percent of class:

          8.2%

     (c)  Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote

               11,234,946

     (ii)  Shared power to vote or to direct the vote

          1,105,000

     (iii)  Sole power to dispose or to direct the disposition of

               11,234,946

     (iv) Shared power to dispose or to direct the disposition of

          1,105,000

Item 5.  Ownership of Five Percent or Less of a Class.

     Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

     Not Applicable

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

     Not Applicable

Item 8.  Identification and Classification of Members of the
Group.

     Not Applicable

Item 9.  Notice of Dissolution of Group.

     Not Applicable

Item 10.  Certification.

     Not Applicable

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 30, 1997


                         /s/ Joseph R. Hyde, III________
                         Joseph R. Hyde, III